FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of February 2010.

Total number of pages: 58

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. TITLE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2009 (Unaudited)

(FROM APRIL 1, 2009 TO DECEMBER 31, 2009)

CONSOLIDATED

Released on February 22, 2010

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONDENSED CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2009 (Unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts)
	For the three months ended December 31
	2008	2009	2009
Net sales	¥140,802	¥152,391	$1,654,625
Operating income	10,100	23,516	255,331
(Loss) income on continuing operations before income taxes	(2,010)	25,299	274,691
(Loss) income on continuing operations attributable to Nidec Corporation	(2,387)	16,315	177,144
Loss on discontinued operations attributable to Nidec Corporation	(2,390)	-	-
Net (loss) income attributable to Nidec Corporation	¥(4,777)	¥16,315	$177,144
Per share data
Earning per share - basic
(Loss) income on continuing operations attributable to Nidec Corporation	¥(16.57)	¥117.13	$1.27
Loss on discontinued operations attributable to Nidec Corporation	(16.59)	-	-
Net (loss) income attributable to Nidec Corporation	(33.16)	117.13	1.27
Earning per share - diluted
(Loss) income on continuing operations attributable to Nidec Corporation	(16.57)	117.13	$1.27
Loss on discontinued operations attributable to Nidec Corporation	(16.59)	-	-
Net (loss) income attributable to Nidec Corporation	¥(33.16)	¥117.13	$1.27

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts)
	For the nine months ended December 31
	2008	2009	2009
Net sales	¥504,078	¥421,134	$4,572,573
Operating income	50,878	51,837	562,834
Income from continuing operations before income taxes	41,369	47,773	518,708
Income from continuing operations attributable to Nidec Corporation	25,659	31,032	336,938
Loss on discontinued operations attributable to Nidec Corporation	(2,596)	(929)	(10,087)
Net income attributable to Nidec Corporation	¥23,063	¥30,103	$326,851
Per share data
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥177.37	¥222.78	$2.42
Loss on discontinued operations attributable to Nidec Corporation	(17.95)	(6.66)	(0.07)
Net income attributable to Nidec Corporation	159.42	216.12	2.35
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	173.54	222.78	2.42
Loss on discontinued operations attributable to Nidec Corporation	(17.60)	(6.66)	(0.07)
Net income attributable to Nidec Corporation	¥155.94	¥216.12	$2.35

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen in millions		U.S. dollars in thousands
	2009
	March 31	December 31	December 31
Current assets	¥402,016	¥348,619	$3,785,222
Investments	14,893	16,509	179,251
Property, plant, equipment and others	285,975	289,356	3,141,759
Total assets	702,884	654,484	7,106,232
Current liabilities	317,743	251,386	2,729,489
Long-term liabilities	27,454	28,473	309,153
Total liabilities	345,197	279,859	3,038,642
Total Nidec Corporation shareholders’ equity	297,148	315,684	3,427,622
Noncontrolling interests	60,539	58,941	639,968
Total liabilities and equity	¥702,884	¥654,484	$7,106,232

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2008	2009	2009
Net cash provided by operating activities	¥47,195	¥67,147	$729,066
Net cash used in investing activities	(37,924)	(30,765)	(334,039)
Net cash provided by (used in) financing activities	16,628	(114,395)	(1,242,074)
Effect of exchange rate changes on cash and cash equivalents	(11,922)	(5,398)	(58,610)
Net increase (decrease) in cash and cash equivalents	13,977	(83,411)	(905,657)
Cash and cash equivalents at beginning of period	100,809	200,966	2,182,041
Cash and cash equivalents at end of period	¥114,786	¥117,555	$1,276,384

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec and its group companies (the "Nidec Group"). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plan," "forecast" or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot assure that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and other relevant product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing or other operations.

As used in this document, references to “we,” ”our”, “us” and "Nidec Group" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and "Japanese yen", “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Three and Nine Months Ended December 31, 2009 Compared to Three and Nine Months Ended December 31, 2008 (Unaudited)

As of December 31, 2008, we discontinued our optical pickup unit, or OPU, business which had been included within "electronic and optical components". All prior period OPU amounts have been reclassified to discontinued operations pursuant to the FASB Accounting Standards Codification™ (ASC), 205-20 "Presentation of Financial Statements-Discontinued Operations" (Formerly Statement of Financial Accounting Standards (SFAS) No.144, "Accounting for the impairment or disposal of Long-Lived Assets") to enable comparisons between the relevant amounts for the three and nine months ended December 31, 2008 and 2009.

As of September 30, 2009, we discontinued our semiconductor manufacturing equipment business which had been included within "machinery". All prior period semiconductor manufacturing equipment amounts have been reclassified to discontinued operations pursuant to the ASC 205-20 "Presentation of Financial Statements-Discontinued Operations" to enable comparisons between the relevant amounts for the three and nine months ended December 31, 2008 and 2009.

Net Sales

	(Yen in millions) For the three months ended December 31
	2008	2009	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥37,533	¥52,996	¥15,463	41.2%
Other small precision brushless DC motors	16,331	19,752	3,421	20.9
Brushless DC fans	8,948	8,072	(876)	(9.8)
Other small precision motors	5,821	4,215	(1,606)	(27.6)
Sub-total	68,633	85,035	16,402	23.9
Mid-size motors	15,898	18,043	2,145	13.5
Machinery	19,330	12,173	(7,157)	(37.0)
Electronic and optical components	29,784	28,911	(873)	(2.9)
Others	7,157	8,229	1,072	15.0
Consolidated total	¥140,802	¥152,391	¥11,589	8.2%

	(Yen in millions) For the nine months ended December 31
	2008	2009	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥147,358	¥150,626	¥3,268	2.2%
Other small precision brushless DC motors	61,638	55,748	(5,890)	(9.6)
Brushless DC fans	31,369	24,233	(7,136)	(22.7)
Other small precision motors	18,211	12,829	(5,382)	(29.6)
Sub-total	258,576	243,436	(15,140)	(5.9)
Mid-size motors	63,500	49,874	(13,626)	(21.5)
Machinery	57,993	29,071	(28,922)	(49.9)
Electronic and optical components	101,298	78,189	(23,109)	(22.8)
Others	22,711	20,564	(2,147)	(9.5)
Consolidated total	¥504,078	¥421,134	¥(82,944)	(16.5)%

Our net sales increased ¥11,589 million, or 8.2%, from ¥140,802 million for the three months ended December 31, 2008 to ¥152,391 million for the three months ended December 31, 2009. This increase was mainly due to the recent recovery in the global economy positively affecting our small precision motors business.

Our net sales decreased ¥82,944 million, or 16.5%, from ¥504,078 million for the nine months ended December 31, 2008 to ¥421,134 million for the nine months ended December 31, 2009.

(Small precision motors)

Net sales of small precision motors increased ¥16,402 million, or 23.9%, from ¥68,633 million for the three months ended December 31, 2008 to ¥85,035 million for the three months ended December 31, 2009. Net sales of each product group included in the “small precision motors” are discussed in further detail below.

Compared to the three months ended September 30, 2009, net sales of small precision motors for the three months ended December 31, 2009 decreased ¥1,094 million, or 1.3%. This decrease was mainly due to the appreciation of the Japanese yen against the U.S. dollar.

Net sales of small precision motors decreased ¥15,140 million, or 5.9%, from ¥258,576 million for the nine months ended December 31, 2008 to ¥243,436 million for the nine months ended December 31, 2009.

Hard disk drives spindle motors

Net sales of hard disk drives ("HDDs") spindle motors increased ¥15,463 million, or 41.2%, from ¥37,533 million for the three months ended December 31, 2008 to ¥52,996 million for the three months ended December 31, 2009. Net sales of spindle motors for 2.5-inch HDDs and 3.5-inch HDDs for the three months ended December 31, 2009 increased approximately 30% and 50%, respectively, as compared to the three months ended December 31, 2008. These increases were primarily due to approximately 60% and 70% increases in our unit shipments of spindle motors for 2.5-inch HDDs and 3.5-inch HDDs, respectively, resulting from increased customer demand. Net sales of hard disk drives spindle motors accounted for 26.7% of total net sales for the three months ended December 31, 2008 and 34.8% of total net sales for the three months ended December 31, 2009.

Net sales of HDDs spindle motors increased ¥3,268 million, or 2.2%, from ¥147,358 million for the nine months ended December 31, 2008 to ¥150,626 million for the nine months ended December 31, 2009.

Other small precision brushless DC motors

Net sales of other small precision brushless DC motors increased ¥3,421 million, or 20.9%, from ¥16,331 million for the three months ended December 31, 2008 to ¥19,752 million for the three months ended December 31, 2009. This was mainly due to an increase in sales of motors for optical disk drives by Nidec Corporation and its direct-line subsidiaries resulting from the recent recovery in the global economy from the recession. Net sales of other small precision brushless DC motors accounted for 11.6% of total net sales for the three months ended December 31, 2008 and 13.0% of total net sales for the three months ended December 31, 2009.

Net sales of other small precision brushless DC motors decreased ¥5,890 million, or 9.6%, from ¥61,638 million for the nine months ended December 31, 2008 to ¥55,748 million for the nine months ended December 31, 2009.

Brushless DC fans

Net sales of brushless DC fans decreased ¥876 million, or 9.8%, from ¥8,948 million for the three months ended December 31, 2008 to ¥8,072 million for the three months ended December 31, 2009. This decrease was mainly due to a decline in customer demand resulting from the world-wide economic slowdown. Net sales of brushless DC fans accounted for 6.4% of total net sales for the three months ended December 31, 2008 and 5.3% of total net sales for the three months ended December 31, 2009.

Net sales of brushless DC fans decreased ¥7,136 million, or 22.7%, from ¥31,369 million for the nine months ended December 31, 2008 to ¥24,233 million for the nine months ended December 31, 2009.

Other small precision motors

Net sales of other small precision motors decreased ¥1,606 million, or 27.6%, from ¥5,821 million for the three months ended December 31, 2008 to ¥4,215 million for the three months ended December 31, 2009. This decrease was mainly due to decreases in sales by the Nidec Brilliant and Nidec Servo groups resulting from the world-wide economic slowdown. Net sales of other small precision motors accounted for 4.0% of total net sales for the three months ended December 31, 2008 and 2.7% of total net sales for the three months ended December 31, 2009.

Net sales of other small precision motors decreased ¥5,382 million, or 29.6%, from ¥18,211 million for the nine months ended December 31, 2008 to ¥12,829 million for the nine months ended December 31, 2009.

(Mid-size motors)

Net sales of mid-size motors increased ¥2,145 million, or 13.5%, from ¥15,898 million for the three months ended December 31, 2008 to ¥18,043 million for the three months ended December 31, 2009. This increase was mainly due to an increase in sales of mid-size motors for automobiles and an increase in sales of mid-size motors for home appliances, although sales of mid-size motors for industrial use decreased for the three months ended December 31, 2009 compared to the same period of the previous fiscal year. However, sales of mid-size motors for industrial use increased for the three months ended December 31, 2009 compared to the three months ended September 30, 2009. Net sales of mid-size motors accounted for 11.3% of our total net sales for the three months ended December 31, 2008 and 11.8% of total net sales for the three months ended December 31, 2009.

Compared to the three months ended September 30, 2009, net sales of mid-size motors for the three months ended December 31, 2009 increased ¥1,916 million, or 11.9%. Sales of mid-size motors for automobiles manufactured by Nidec Motors and Actuators, and sales of mid-sized motors for power steering, increased approximately ¥300 million, respectively, for the three months ended December 31, 2009 compared to the three months ended September 30, 2009. Sales of mid-size motors for home appliances and industrial use increased approximately ¥1,200 million for the three months ended December 31, 2009 compared to the three months ended September 30, 2009.

Net sales of mid-size motors decreased ¥13,626 million, or 21.5%, from ¥63,500 million for the nine months ended December 31, 2008 to ¥49,874 million for the nine months ended December 31, 2009.

(Machinery)

Net sales of machinery decreased ¥7,157 million, or 37.0%, from ¥19,330 million for the three months ended December 31, 2008 to ¥12,173 million for the three months ended December 31, 2009. This was mainly due to decreases in sales at the Nidec Sankyo, Nidec Copal and Nidec-Read groups. In particular, the Nidec Sankyo group's sales for the three months ended December 31, 2009 decreased approximately ¥4,000 million compared to the three months ended December 31, 2008 mainly due to a decrease in sales of liquid crystal display, or "LCD", panel handling robots. Net sales of machinery accounted for 13.7% of our total net sales for the three months ended December 31, 2008 and 8.0% of total net sales for the three months ended December 31, 2009.

Compared to the three months ended September 30, 2009, net sales of machinery for the three months ended December 31, 2009 increased ¥2,874 million, or 30.9%. Sales at Nidec Sankyo of machinery increased approximately ¥1,600 million, or 45%, as sales of LCD panel handling robots increased, and sales at Nidec Tosok, Nidec-Shimpo, Nidec-Kyori and Nidec-Read increased approximately ¥400 million, ¥300 million, ¥300 million and ¥200 million, respectively, for the three months ended December 31, 2009 compared to the three months ended September 30, 2009.

Net sales of machinery decreased ¥28,922 million, or 49.9%, from ¥57,993 million for the nine months ended December 31, 2008 to ¥29,071 million for the nine months ended December 31, 2009.

(Electronic and optical components)

Net sales of electronic and optical components decreased ¥873 million, or 2.9%, from ¥29,784 million for the three months ended December 31, 2008 to ¥28,911 million for the three months ended December 31, 2009. This decrease was mainly due to a decrease in sales of switches by the Nidec Copal Electronics group, and a decrease in sales of engineering plastics and electronic components by the Nidec Sankyo group. Net sales of electronic and optical components accounted for 21.2% of our total net sales for the three months ended December 31, 2008 and 19.0% of total net sales for the three months ended December 31, 2009.

Compared to the three months ended September 30, 2009, net sales of electronic and optical components for the three months ended December 31, 2009 increased ¥1,939 million, or 7.2%. This increase was mainly due to an increase of approximately ¥1,200 million, or 23%, in sales at Nidec Copal Electronics for the three months ended December 31, 2009 compared to the three months ended September 30, 2009.

Net sales of electronic and optical components decreased ¥23,109 million, or 22.8%, from ¥101,298 million for the nine months ended December 31, 2008 to ¥78,189 million for the nine months ended December 31, 2009.

(Others)

Net sales of other products increased ¥1,072 million, or 15.0%, from ¥7,157 million for the three months ended December 31, 2008 to ¥8,229 million for the three months ended December 31, 2009. This increase was mainly due to an increase in sales of automobile parts by the Nidec Tosok group. Net sales of other products accounted for 5.1% of total net sales for the three months ended December 31, 2008 and 5.4% of total net sales for the three months ended December 31, 2009.

Compared to the three months ended September 30, 2009, net sales of other products for the three months ended December 31, 2009 increased ¥1,499 million, or 22.3%. This increase was mainly due to an increase of approximately ¥1,100 million, or 22%, in sales of automobile components manufactured by Nidec Tosok between the two periods.

Net sales of other products decreased ¥2,147 million, or 9.5%, from ¥22,711 million for the nine months ended December 31, 2008 to ¥20,564 million for the nine months ended December 31, 2009.

Cost of products sold

Our cost of products sold decreased ¥1,007 million, or 0.9%, from ¥111,111 million for the three months ended December 31, 2008 to ¥110,104 million for the three months ended December 31, 2009. This decrease was primarily due to cost reduction efforts and an increase in sales of products with lower production costs such as HDDs spindle motors.

As a percentage of net sales, our cost of products sold decreased from 78.9% for the three months ended December 31, 2008 to 72.3% for the three months ended December 31, 2009.

Our cost of products sold decreased ¥76,470 million, or 19.5%, from ¥391,802 million for the nine months ended December 31, 2008 to ¥315,332 million for the nine months ended December 31, 2009.

Selling, general and administrative expenses

Our selling, general and administrative expenses decreased ¥389 million, or 3.1%, from ¥12,727 million for the three months ended December 31, 2008 to ¥12,338 million for the three months ended December 31, 2009. This decrease was due mainly to a decrease in provision for doubtful accounts receivable.

As a percentage of net sales, our selling, general and administrative expenses decreased from 9.0% for the three months ended December 31, 2008 to 8.1% for the three months ended December 31, 2009.

Our selling, general and administrative expenses decreased ¥4,242 million, or 10.6%, from ¥40,013 million for the nine months ended December 31, 2008 to ¥35,771 million for the nine months ended December 31, 2009.

Research and development expenses

Our research and development expenses decreased ¥431 million, or 6.3%, from ¥6,864 million for the three months ended December 31, 2008 to ¥6,433 million for the three months ended December 31, 2009. This decrease was primarily due to cost reduction efforts, partially offset by an increase in research and development expenses relating to mid-size motors for automobiles in response to increased orders for our new products for electric vehicles ("EV") and hybrid electric vehicles ("HEV").

As a percentage of net sales, our research and development expenses decreased from 4.9% for the three months ended December 31, 2008 to 4.2% for the three months ended December 31, 2009.

Our research and development expenses decreased ¥3,191 million, or 14.9%, from ¥21,385 million for the nine months ended December 31, 2008 to ¥18,194 million for the nine months ended December 31, 2009.

Operating income

As a result of the foregoing, our operating income increased ¥13,416 million, or 132.8%, from ¥10,100 million for the three months ended December 31, 2008 to ¥23,516 million for the three months ended December 31, 2009.

As a percentage of net sales, our operating income increased from 7.2% for the three months ended December 31, 2008 to 15.4% for the three months ended December 31, 2009.

Our operating income increased ¥959 million, or 1.9%, from ¥50,878 million for the nine months ended December 31, 2008 to ¥51,837 million for the nine months ended December 31, 2009.

Other income (expense)

We had net other income of ¥1,783 million for the three months ended December 31, 2009, as compared to net other expense of ¥12,110 million for the three months ended December 31, 2008. This change was mainly due to our recording a net exchange gain of ¥1,750 million for the three months ended December 31, 2009, as compared to a net foreign exchange loss of ¥12,827 million for the three months ended December 31, 2008. Foreign exchange fluctuations can have a significant impact on our results of operations and financial condition, as we have a substantial amount of U.S. dollar-based purchases of inventory and sales of products.

Our net other expense decreased ¥5,445 million, or 57.3%, from ¥9,509 million for the nine months ended December 31, 2008 to ¥4,064 million for the nine months ended December 31, 2009.

The Japanese yen to U.S. dollar exchange rates were ¥103.57 to the U.S. dollar as of September 30, 2008 and ¥91.03 to the U.S. dollar as of December 31, 2008. The Japanese yen to U.S. dollar exchange rates were ¥90.21 to the U.S. dollar as of September 30, 2009 and ¥92.10 to the U.S. dollar as of December 31, 2009.

Income (loss) from continuing operations before income taxes

As a result of the foregoing, we had income from continuing operations before income taxes of ¥25,299 million for the three months ended December 31, 2009, as compared to a loss on continuing operations before income taxes in the amount of ¥2,010 million for the three months ended December 31, 2008.

As a percentage of net sales, our income from continuing operations before income taxes for the three months ended December 31, 2009 was 16.6%. The ratio of our loss from continuing operations before income taxes to net sales for the three months ended December 31, 2008 was 1.4%.

Our income from continuing operations before income taxes increased ¥6,404 million, or 15.5%, from ¥41,369 million for the nine months ended December 31, 2008 to ¥47,773 million for the nine months ended December 31, 2009.

Income taxes

Our income taxes increased ¥7,135 million, or 4,054.0%, from ¥176 million for the three months ended December 31, 2008 to ¥7,311 million for the three months ended December 31, 2009. This increase was primarily due to the improvement in our income from continuing operations before income taxes.

Our income taxes increased ¥2,466 million, or 21.7%, from ¥11,340 million for the nine months ended December 31, 2008 to ¥13,806 million for the nine months ended December 31, 2009.

The estimated effective income tax rate for the nine months ended December 31, 2009 was higher compared to the corresponding prior period of the previous fiscal year. This was mainly due to the net impact of increases in tax (benefit) on undistributed earnings, in liabilities for unrecognized tax benefits, and a decrease in valuation allowance. The increase in tax (benefit) on undistributed earnings was mainly due to a decrease in tax sparing credit resulting from changes in Japanese tax law. The decrease in valuation allowance was mainly due to a decrease in tax losses as a result of improved performance by some of our foreign subsidiaries. The increase in liabilities for unrecognized tax benefits was mainly due to an increase in the impact of our tax positions in prior years.

For more information, see Note 9 to our unaudited condensed consolidated interim financial statements included elsewhere in this report.

Income (loss) from continuing operations

As a result of the foregoing, we had income from continuing operations of ¥18,020 million for the three months ended December 31, 2009, compared to a loss on continuing operations of ¥2,171 million for the three months ended December 31, 2008.

Our income from continuing operations increased ¥3,969 million, or 13.3%, from ¥29,951 million for the nine months ended December 31, 2008 to ¥33,920 million for the nine months ended December 31, 2009.

Loss on discontinued operations

We discontinued the OPU business of Nidec Sankyo Corporation as of December 31, 2008 and semiconductor manufacturing equipment business of Nidec Tosok Corporation as of September 30, 2009. For details, see Note 11 to our unaudited condensed consolidated interim financial statements included elsewhere in this report.

We recorded ¥3,276 million of loss on discontinued operations for the three months ended December 31, 2008 and no loss on discontinued operations for the three months ended December 31, 2009, because all activity from discontinued operations had ceased for the fiscal year ended March 31, 2009.

Our loss on discontinued operations decreased ¥2,299 million, or 64.1%, from ¥3,586 million for the nine months ended December 31, 2008 to ¥1,287 million for the nine months ended December 31, 2009.

Consolidated net income (loss)

As a result of the foregoing, we had consolidated net income of ¥18,020 million for the three months ended December 31, 2009, as compared to a consolidated net loss of ¥5,447 million for the three months ended December 31, 2008.

Our consolidated net income increased ¥6,268 million, or 23.8%, from ¥26,365 million for the nine months ended December 31, 2008 to ¥32,633 million for the nine months ended December 31, 2009.

Net income (loss) attributable to noncontrolling interests

We had net income attributable to noncontrolling interests of ¥1,705 million for the three months ended December 31, 2009, as compared to a net loss attributable to noncontrolling interests in the amount of ¥670 million for the three months ended December 31, 2008. This change was primarily due to an increase in the income of some of our group companies, including Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Servo Corporation and their respective subsidiaries.

Our net income attributable to noncontrolling interests decreased ¥772 million, or 23.4%, from ¥3,302 million for the nine months ended December 31, 2008 to ¥2,530 million for the nine months ended December 31, 2009.

Net income (loss) attributable to Nidec Corporation

As a result of the foregoing, we had net income attributable to Nidec Corporation of ¥16,315 million for the three months ended December 31, 2009, as compared to a net loss attributable to Nidec Corporation of ¥4,777 million for the three months ended December 31, 2008.

As a percentage of net sales, our net income attributable to Nidec Corporation for the three months ended December 31, 2009 was 10.7%. The ratio of our net loss attributable to Nidec Corporation to net sales for the three months ended December 31, 2008 was 3.4%.

Our net income attributable to Nidec Corporation increased ¥7,040 million, or 30.5%, from ¥23,063 million for the nine months ended December 31, 2008 to ¥30,103 million for the nine months ended December 31, 2009.

Segment Information

Based on the applicable criteria set forth in ASC 280, " Segment Reporting " (formerly SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information.”), we have 14 reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are based on legal entities. As described below, one of the reportable segments is NCJ, while the others are NCJ’s 13 consolidated subsidiaries: NET, NCC, NCD, NCS, NCH, NCF, NSNK, NCPL, NTSC, NCEL, NSRV, NTMC and NMA. For the information required by ASC280, see Note 13 to our unaudited condensed consolidated interim financial statements included elsewhere in this report.

Beginning in the current quarterly reporting period ended December 31, 2009, we have changed our segment reporting in line with the changes we made in our management decision-making process. In August 2009, we integrated the operations of Nidec Electronics GmbH into those of Nidec Motors & Actuators (Germany) GmbH within the NMA segment, and also integrated the operations in China previously included within the NCD segment, other than the DC motors and fans operations, and the in-car motors operations previously included in the All Others segment into the NMA segment, to enhance our automobiles motors businesses. In October 2009, we reorganized the operations of Nidec Shibaura Corporation ("NSBC") and those of Nidec Power Motor Corporation into Nidec Techno Motor Holdings Corporation ("NTMC") to enhance our mid-size motors businesses. As a result, we have newly created an NTMC segment consisting of our operations relating to mid-size motors for home appliances and industrial use, which were previously included in the NSBC segment and the All Others segment. The NSCJ and NNSN segments are no longer reported as reportable segments and are included in the All Other segment in the current period due to their immateriality. All prior period information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the three months ended December 31, 2008 and 2009.

The NCJ segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drive ("HDD") motors, DC motors, fans, and Mid-size motors.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produce and sell HDD motors.

The NCC segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells HDD motors.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China excluding mid-size motors businesses, which primarily produces and sells DC motors and fans.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily sells HDD motors, DC motors, fans, and pivot assemblies.

The NCH segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells HDD motors, DC motors and fans.

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, subsidiaries in The Philippines, which primarily produce and sell HDD motors.

The NSNK segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, which primarily produces and sells DC motors, machinery, and electronic parts.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells optical and electronic parts and machinery.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic parts.

The NSRV segment comprises Nidec Servo Corporation in Japan, which primarily produces and sells DC motors, fans and other small precision motors.

The NTMC segment comprises Nidec Techno Motor Holdings Corporation, a subsidiary in Japan, and its subsidiaries in Japan, China and Thailand, which primarily produce and sell mid-size motors.

The NMA segment comprises Nidec Motors & Actuators (Germany) GmbH, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell in-car motors.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments as they are not material.

In accordance with ASC 205-20, "Presentation of Financial Statements- Discontinued Operations" (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets.”), amounts in the segment information do not reflect discontinued operations, and segment information for prior periods has been reclassified.

We evaluate our financial performance based on segment income and loss, which consists of sales and operating revenues less operating expenses. Segment income or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, NSNK, NCPL, NTSC, NCEL and NSRV apply Japanese GAAP. NET applies Thai accounting principles. NCC and NCD apply Chinese accounting principles. NCH applies Hong Kong accounting principles. NCS applies Singaporean accounting principles, NCF applies Philippine accounting principles, NTMC mainly applies Japanese GAAP, and NMA applies mainly International Financial Reporting Standards (“IFRS”). Thus, our segment data have not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. Among the differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect our segment operating income or loss include accounting for pension and severance costs and leases. We believe that the monthly segment information is available on a timely basis and that it is sufficiently accurate at the operating income and loss level for us to manage our business.

The first of the following two tables shows net sales to external customers and net sales to other operating segments by reportable operating segment for the three months ended December 31, 2008 and 2009. The second table shows operating income or loss by reportable operating segment, which includes net sales to other operating segments, for the three months ended December 31, 2008 and 2009:

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2008	2009	2009
NCJ
Net sales to external customers	¥13,291	¥18,144	$197,003
Net sales to other operating segments	16,488	20,207	219,403
Sub total	29,779	38,351	416,406
NET
Net sales to external customers	15,869	22,573	245,092
Net sales to other operating segments	7,985	11,430	124,104
Sub total	23,854	34,003	369,196
NCC
Net sales to external customers	4,048	6,102	66,254
Net sales to other operating segments	458	803	8,719
Sub total	4,506	6,905	74,973
NCD
Net sales to external customers	1,330	1,502	16,309
Net sales to other operating segments	5,306	6,658	72,291
Sub total	6,636	8,160	88,600
NCS
Net sales to external customers	5,334	6,501	70,586
Net sales to other operating segments	53	113	1,227
Sub total	5,387	6,614	71,813
NCH
Net sales to external customers	9,458	12,718	138,089
Net sales to other operating segments	1,414	789	8,567
Sub total	10,872	13,507	146,656

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2008	2009	2009
NCF
Net sales to external customers	1,846	3,564	38,697
Net sales to other operating segments	4,363	5,642	61,259
Sub total	6,209	9,206	99,956
NSNK
Net sales to external customers	14,322	8,710	94,571
Net sales to other operating segments	2,795	2,875	31,216
Sub total	17,117	11,585	125,787
NCPL
Net sales to external customers	12,244	12,365	134,256
Net sales to other operating segments	2,105	1,228	13,333
Sub total	14,349	13,593	147,589
NTSC
Net sales to external customers	5,163	6,741	73,192
Net sales to other operating segments	33	41	445
Sub total	5,196	6,782	73,637
NCEL
Net sales to external customers	4,972	4,696	50,988
Net sales to other operating segments	1,416	1,324	14,376
Sub total	6,388	6,020	65,364
NSRV
Net sales to external customers	4,350	3,609	39,186
Net sales to other operating segments	763	1,449	15,733
Sub total	5,113	5,058	54,919
NTMC
Net sales to external customers	9,104	8,858	96,178
Net sales to other operating segments	212	221	2,400
Sub total	9,316	9,079	98,578
NMA
Net sales to external customers	6,437	8,351	90,673
Net sales to other operating segments	1,922	2,425	26,330
Sub total	8,359	10,776	117,003
All Others
Net sales to external customers	28,480	26,350	286,103
Net sales to other operating segments	38,700	48,770	529,532
Sub total	67,180	75,120	815,635
Total
Net sales to external customers	136,248	150,784	1,637,177
Net sales to other operating segments	84,013	103,975	1,128,935
Adjustments (*)	4,554	1,607	17,448
Intersegment elimination	(84,013)	(103,975)	(1,128,935)
Consolidated total (net sales)	¥140,802	¥152,391	$1,654,625

(*) See Note 13 to our unaudited interim consolidated financial statements included elsewhere in this report.

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2008	2009	2009
Operating income or loss:
NCJ	¥468	¥2,648	$28,751
NET	3,948	6,547	71,086
NCC	(211)	653	7,090
NCD	553	1,353	14,691
NCS	55	68	738
NCH	140	169	1,835
NCF	485	2,094	22,736
NSNK	1,004	989	10,738
NCPL	307	492	5,342
NTSC	42	403	4,376
NCEL	480	539	5,852
NSRV	(325)	206	2,237
NTMC	(4)	621	6,743
NMA	(444)	159	1,726
All Others	3,030	6,969	75,668
Total	9,528	23,910	259,609
Adjustments (*)	572	(394)	(4,278)
Consolidated total	¥10,100	¥23,516	$255,331

(*) See Note 13 to our unaudited interim consolidated financial statements included elsewhere in this report.

Net sales of NCJ increased ¥8,572 million, or 28.8%, from ¥29,779 million for the three months ended December 31, 2008 to ¥38,351 million for the three months ended December 31, 2009. This increase was primarily due to an increase in sales in our core business, hard disk drives spindle motors, despite the appreciation of the Japanese yen against other currencies. NCJ's net sales to external customers increased ¥4,853 million, or 36.5%, from ¥13,291 million for the three months ended December 31, 2008 to ¥18,144 million for the three months ended December 31, 2009. Net sales of NCJ to other operating segments of NCJ increased ¥3,719 million, or 22.6%, from ¥16,488 million for the three months ended December 31, 2008 to ¥20,207 million for the three months ended December 31, 2009. NCJ's operating income increased ¥2,180 million, or 465.8%, from ¥468 million for the three months ended December 31, 2008 to ¥2,648 million for the three months ended December 31, 2009. This increase was primarily due to the increase in sales and an increase in royalty and commission fees from subsidiaries.

Net sales of NET increased ¥10,149 million, or 42.5%, from ¥23,854 million for the three months ended December 31, 2008 to ¥34,003 million for the three months ended December 31, 2009. This was primarily due to an increase in demand for hard disk drives spindle motors from our main customers. NET's operating income increased ¥2,599 million, or 65.8%, from ¥3,948 million for the three months ended December 31, 2008 to ¥6,547 million for the three months ended December 31, 2009. This was primarily due to the increase in sales and a reduction in production costs.

Net sales of NCC increased ¥2,399 million, or 53.2%, from ¥4,506 million for the three months ended December 31, 2008 to ¥6,905 million for the three months ended December 31, 2009. This was primarily due to an increase in demand for hard disk drives spindle motors from one of our main customers. NCC recorded operating income of ¥653 million for the three months ended December 31, 2009, compared to an operating loss of ¥211 million for the three months ended December 31, 2008. This was primarily due to an increase in sales of products with higher margins and a reduction in production costs.

Net sales of NCD increased ¥1,524 million, or 23.0%, from ¥6,636 million for the three months ended December 31, 2008 to ¥8,160 million for the three months ended December 31, 2009. This was primarily due to an increase in demand for small precision motors. NCD's operating income increased ¥800 million, or 144.7%, from ¥553 million for the three months ended December 31, 2008 to ¥1,353 million for the three months ended December 31, 2009. This was primarily due to the increase in sales and a reduction in production costs.

Net sales of NCS increased ¥1,227 million, or 22.8%, from ¥5,387 million for the three months ended December 31, 2008 to ¥6,614 million for the three months ended December 31, 2009, primarily resulting from an increase in demand for hard disk drives spindle motors from our main customers. NCS's operating income increased ¥13 million, or 23.6%, from ¥55 million for the three months ended December 31, 2008 to ¥68 million for the three months ended December 31, 2009. This was primarily due to the increase in sales.

Net sales of NCH increased ¥2,635 million, or 24.2%, from ¥10,872 million for the three months ended December 31, 2008 to ¥13,507 million for the three months ended December 31, 2009, mainly resulting from an increase in demand for brushless DC motors. NCH's operating income increased ¥29 million, or 20.7%, from ¥140 million for the three months ended December 31, 2008 to ¥169 million for the three months ended December 31, 2009. This was primarily due to the increase in sales.

Net sales of NCF increased ¥2,997 million, or 48.3%, from ¥6,209 million for the three months ended December 31, 2008 to ¥9,206 million for the three months ended December 31, 2009, mainly resulting from an increase in demand for hard disk drives spindle motors from our main customers. NCF's operating income increased ¥1,609 million, or 331.8%, from ¥485 million for the three months ended December 31, 2008 to ¥2,094 million for the three months ended December 31, 2009. This increase was primarily due to the increase in sales and a reduction in production costs.

Net sales of NSNK decreased ¥5,532 million, or 32.3%, from ¥17,117 million for the three months ended December 31, 2008 to ¥11,585 million for the three months ended December 31, 2009. This was primarily due to decreases in sales of LCD panel handling robots and lens actuators. NSNK's operating income decreased ¥15 million, or 1.5%, from ¥1,004 million for the three months ended December 31, 2008 to ¥989 million for the three months ended December 31, 2009. This was primarily due to the decrease in sales, which more than offset the positive effect of lower production costs.

Net sales of NCPL decreased ¥756 million, or 5.3%, from ¥14,349 million for the three months ended December 31, 2008 to ¥13,593 million for the three months ended December 31, 2009. This was primarily due to a decrease in sales of camera shutters for mobile phones and system equipment such as industrial robots. However, NCPL's operating income increased ¥185 million, or 60.3%, from ¥307 million for the three months ended December 31, 2008 to ¥492 million for the three months ended December 31, 2009. This was primarily due to a reduction in production costs.

Net sales of NTSC increased ¥1,586 million, or 30.5%, from ¥5,196 million for the three months ended December 31, 2008 to ¥6,782 million for the three months ended December 31, 2009. This was primarily due to an increase in demand for automobile parts. NTSC's operating income increased ¥361 million, or 859.5%, from ¥42 million for the three months ended December 31, 2008 to ¥403 million for the three months ended December 31, 2009. This increase was primarily due to the increase in sales and a reduction in production costs.

Net sales of NCEL decreased ¥368 million, or 5.8%, from ¥6,388 million for the three months ended December 31, 2008 to ¥6,020 million for the three months ended December 31, 2009. This decrease was primarily due to a decrease in sales of electronic components. However, NCEL's operating income increased ¥59 million, or 12.3%, from ¥480 million for the three months ended December 31, 2008 to ¥539 million for the three months ended December 31, 2009. This increase was primarily due to a reduction in production costs.

Net sales of NSRV decreased ¥55 million, or 1.1%, from ¥5,113 million for the three months ended December 31, 2008 to ¥5,058 million for the three months ended December 31, 2009. This was primarily due to a decrease in demand for small precision motors. NSRV recorded operating income of ¥206 million for the three months ended December 31, 2009, compared to an operating loss of ¥325 million for the three months ended December 31, 2008. This was primarily due to NSRV's efforts to reduce cost.

Net sales of NTMC decreased ¥237 million, or 2.5%, from ¥9,316 million for the three months ended December 31, 2008 to ¥9,079 million for the three months ended December 31, 2009. This was primarily due to a decrease in demand for mid-size motors for industrial use. NTMC recorded operating income of ¥621 million for the three months ended December 31, 2009, compared to an operating loss of ¥4 million for the three months ended December 31, 2008. This increase was primarily due to a reduction in production costs.

Net sales of NMA increased ¥2,417 million or 28.9%, from ¥8,359 million for the three months ended December 31, 2008 to ¥10,776 million for the three months ended December 31, 2009. This was primarily due to an increase in demand for mid-size motors for automobiles. NMA recorded operating income of ¥159 million for the three months ended December 31, 2009, compared to an operating loss of ¥444 million for the three months ended December 31, 2008. This was primarily due to the increase in sales.

Within the All Others segment, net sales increased ¥7,940 million, or 11.8%, from ¥67,180 million for the three months ended December 31, 2008 to ¥75,120 million for the three months ended December 31, 2009. This was primarily due to an increase in sales in many business lines within this segment. Operating income of this segment increased ¥3,939 million, or 130.0%, from ¥3,030 million for the three months ended December 31, 2008 to ¥6,969 million for the three months ended December 31, 2009. This was primarily due to the increases in sales.

Liquidity and Capital Resources

Our total assets decreased ¥48,400 million, or 6.9%, from ¥702,884 million as of March 31, 2009 to ¥654,484 million as of December 31, 2009. This was mainly due to a decrease in cash and cash equivalents of ¥83,411 million, as described below under “Cash Flows”. Offsetting this decrease was an increase in trade accounts receivable of ¥26,094 million between March 31, 2009 and December 31, 2009 corresponding to the recovery in sales.

Our total liabilities decreased ¥65,338 million, or 18.9%, from ¥345,197 million as of March 31, 2009 to ¥279,859 million as of December 31, 2009. The decrease was mainly due to a decrease in short-term borrowings of ¥98,610 million as a result of our repayments of such borrowings. Offsetting this decrease was an increase in trade notes and accounts payable of ¥29,215 million between March 31, 2009 and December 31, 2009 corresponding to an increase in production to meet the recovery in sales demand.

Our working capital, defined as current assets less current liabilities, increased ¥12,960 million, or 15.4%, from ¥84,273 million as of March 31, 2009 to ¥97,233 million as of December 31, 2009.

Our total shareholders’ equity increased ¥18,536 million, or 6.2%, from ¥297,148 million as of March 31, 2009 to ¥315,684 million as of December 31, 2009. The increase was primarily due to an increase in retained earnings of ¥22,442 million, partially offset by a decrease in foreign currency translation adjustments of ¥5,330 million. As a result, the ratio of stockholders’ equity to total assets increased 5.9% from 42.3% as of March 31, 2009 to 48.2% as of December 31, 2009.

Cash Flows

As of April 1, 2009, NIDEC adopted ASC 810, “Consolidation”. Amounts for prior periods were reclassified to conform to the current period presentation.

Net cash provided by operating activities increased ¥19,952 million from ¥47,195 million for the nine months ended December 31, 2008 to ¥67,147 million for the nine months ended December 31, 2009. The increased cash inflows from operating activities were primarily due to an increase in our consolidated net income of ¥6,268 million and a positive impact from changes in operating assets and liabilities of ¥10,317 million. The changes in operating assets and liabilities of ¥10,317 million consisted of an increase in operating assets of ¥36,678 million offset by an increase in notes and accounts payable of ¥46,995 million. Operating assets and notes and accounts payable increased primarily as a result of the recovery in sales during the nine months ended December 31, 2009.

Net cash used in investing activities decreased ¥7,159 million from ¥37,924 million for the nine months ended December 31, 2008 to ¥30,765 million for the nine months ended December 31, 2009. The decreased cash outflows in investing activities were primarily due to a decrease in additions to property, plant and equipment of ¥4,674 million and a decrease in purchases of marketable securities of ¥3,600 million. On the other hand, acquisitions of business, net of cash acquired increased ¥1,823 million.

Net cash used in financing activities was ¥114,395 million for the nine months ended December 31, 2009, while net cash provided by financing activities was ¥16,628 million for the nine months ended December 31, 2008. The increased cash outflows in financing activities were mainly due to a decrease in short-term borrowings of ¥185,716 million.

As a result of the foregoing factors and the effect of exchange rate changes on cash and cash equivalents, our total outstanding balance of cash and cash equivalents decreased ¥83,411 million from ¥200,966 million as of March 31, 2009 to ¥117,555 million as of December 31, 2009.

Net cash provided by operating activities increased ¥8,052 million from ¥11,453 million for the three months ended December 31, 2008 to ¥19,505 million for the three months ended December 31, 2009. The increased cash inflows from operating activities were primarily due to an increase in our consolidated net income of ¥23,467 million corresponding to the recovery in sales, which was partially offset by decreases in operating assets and liabilities of ¥10,446 million and a negative impact from a decrease in foreign currency adjustments of ¥11,838 million. The changes in operating assets and liabilities of ¥10,446 million consisted of an increase in operating assets of ¥48,305 million and an increase in notes and accounts payable of ¥37,859 million. Operating assets and notes and accounts payable increased primarily due to the recovery in sales.

Net cash used in investing activities increased ¥2,794 million from ¥13,081 million for the three months ended December 31, 2008 to ¥15,875 million for the three months ended December 31, 2009. The increased cash outflows in investing activities were primarily due to an increase in additions to property, plant and equipment of ¥3,330 million.

Net cash used in financing activities was ¥7,313 million for the three months ended December 31, 2009, while net cash provided by financing activities was ¥14,914 million for the three months ended December 31, 2008. The increased cash outflows in financing activities were mainly due to a decrease in short-term borrowings of ¥72,511 million, offset in part by the absence of redemption of corporate bonds, which we recorded in the amount ¥26,412 million for the three months ended December 31, 2008.

As a result of the foregoing factors and the effect of exchange rate changes on cash and cash equivalents, our total outstanding balance of cash and cash equivalents decreased ¥1,856 million from ¥119,411 million as of September 30, 2009 to ¥117,555 million as of December 31, 2009.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	March 31, 2009	December 31, 2009	December 31, 2009
Current assets:
Cash and cash equivalents	¥200,966	¥117,555	$1,276,384
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥717 million on March 31, 2009 and ¥410 million ($4,452 thousand) on December 31, 2009
Notes	11,663	10,377	112,671
Accounts	111,548	137,642	1,494,484
Inventories:
Finished goods	26,521	27,126	294,528
Raw materials	13,004	17,490	189,902
Work in progress	14,567	14,577	158,274
Project in progress	1,124	987	10,717
Supplies and other	2,259	2,617	28,414
Other current assets	20,364	20,248	219,848
Total current assets	402,016	348,619	3,785,222

Marketable securities and other securities investments	13,344	15,894	172,573
Investments in and advances to affiliated companies	1,549	615	6,678
	14,893	16,509	179,251
Property, plant and equipment:
Land	39,386	39,741	431,498
Buildings	112,934	124,601	1,352,888
Machinery and equipment	255,887	257,575	2,796,688
Construction in progress	11,835	10,612	115,223
	420,042	432,529	4,696,297
Less - Accumulated depreciation	(230,357)	(239,436)	(2,599,739)
	189,685	193,093	2,096,558
Goodwill	71,060	71,098	771,965
Other non-current assets, net of allowance for doubtful accounts of ¥1,594 million on March 31, 2009 and ¥1,430 million ($15,527 thousand) on December 31, 2009	25,230	25,165	273,236
Total assets	¥702,884	¥654,484	$7,106,232

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	March 31, 2009	December 31, 2009	December 31, 2009
Current liabilities:
Short-term borrowings	¥221,342	¥122,732	$1,332,595
Current portion of long-term debt	1,883	1,383	15,016
Trade notes and accounts payable	70,398	99,613	1,081,574
Other current liabilities	24,120	27,658	300,304
Total current liabilities	317,743	251,386	2,729,489

Long-term liabilities:
Long-term debt	2,578	2,129	23,116
Accrued pension and severance costs	15,684	15,341	166,569
Other long-term liabilities	9,192	11,003	119,468
Total long-term liabilities	27,454	28,473	309,153

Commitments and contingencies (Note 10)
Equity:
Common stock authorized: 480,000,000 shares issued and outstanding: 145,075,080 shares on March 31, 2009 and 145,075,080 shares on December 31, 2009	66,551	66,551	722,595
Additional paid-in capital	69,162	69,215	751,520
Retained earnings	212,955	235,397	2,555,885
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(26,324)	(31,654)	(343,692)
Unrealized (losses) gains on securities, net of reclassification adjustments	(417)	955	10,369
Pension liability adjustments	(723)	(717)	(7,785)

Treasury stock, at cost: 5,782,871 shares on March 31, 2009 and 5,783,913 shares on December 31, 2009	(24,056)	(24,063)	(261,270)
Total Nidec Corporation shareholders’ equity	297,148	315,684	3,427,622
Noncontrolling interests	60,539	58,941	639,968
Total equity	357,687	374,625	4,067,590
Total liabilities and equity	¥702,884	¥654,484	$7,106,232

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2008	2009	2009

Net sales	¥140,802	¥152,391	$1,654,625
Operating expenses:
Cost of products sold	111,111	110,104	1,195,483
Selling, general and administrative expenses	12,727	12,338	133,963
Research and development expenses	6,864	6,433	69,848
	130,702	128,875	1,399,294
Operating income	10,100	23,516	255,331
Other income (expense):
Interest and dividend income	767	225	2,443
Interest expense	(346)	(144)	(1,564)
Foreign exchange (loss) gain, net	(12,827)	1,750	19,001
Gain (loss) from marketable securities, net	127	(233)	(2,530)
Other, net	169	185	2,010
	(12,110)	1,783	19,360
(Loss) income on continuing operations before income taxes	(2,010)	25,299	274,691
Income taxes	(176)	(7,311)	(79,381)
Equity in net gain of affiliated companies	15	32	347
(Loss) income on continuing operations	(2,171)	18,020	195,657
Loss on discontinued operations	(3,276)	-	-
Consolidated net (loss) income	(5,447)	18,020	195,657
Less: Net loss (income) attributable to noncontrolling interests	670	(1,705)	(18,513)
Net (loss) income attributable to Nidec Corporation	¥(4,777)	¥16,315	$177,144

	Yen		U.S. dollars
Per share data:
Earning per share – basic
(Loss) income on continuing operations attributable to Nidec Corporation	¥(16.57)	¥117.13	$1.27
Loss on discontinued operations attributable to Nidec Corporation	(16.59)	-	-
Net (loss) income attributable to Nidec Corporation	(33.16)	117.13	1.27
Earning per share - diluted
(Loss) income on continuing operations attributable to Nidec Corporation	(16.57)	117.13	$1.27
Loss on discontinued operations attributable to Nidec Corporation	(16.59)	-	-
Net (loss) income attributable to Nidec Corporation	(33.16)	117.13	1.27
Cash dividends	¥30.00	¥25.00	$0.27

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2008	2009	2009

Net income attributable to Nidec Corporation
(Loss) income on continuing operations attributable to Nidec Corporation	¥(2,387)	¥16,315	$177,144
Loss on discontinued operations attributable to Nidec Corporation	(2,390)	-	-
Net (loss) income attributable to Nidec Corporation	¥(4,777)	¥16,315	$177,144

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2008	2009	2009

Net sales	¥504,078	¥421,134	$4,572,573
Operating expenses:
Cost of products sold	391,802	315,332	3,423,800
Selling, general and administrative expenses	40,013	35,771	388,393
Research and development expenses	21,385	18,194	197,546
	453,200	369,297	4,009,739
Operating income	50,878	51,837	562,834
Other income (expense):
Interest and dividend income	2,032	602	6,536
Interest expense	(1,053)	(539)	(5,852)
Foreign exchange loss, net	(10,151)	(3,953)	(42,921)
Gain from marketable securities, net	70	7	76
Other, net	(407)	(181)	(1,965)
	(9,509)	(4,064)	(44,126)
Income from continuing operations before income taxes	41,369	47,773	518,708
Income taxes	(11,340)	(13,806)	(149,902)
Equity in net loss of affiliated companies	(78)	(47)	(511)
Income from continuing operations	29,951	33,920	368,295
Loss on discontinued operations	(3,586)	(1,287)	(13,974)
Consolidated net income	26,365	32,633	354,321
Less: Net income attributable to noncontrolling interests	(3,302)	(2,530)	(27,470)
Net income attributable to Nidec Corporation	¥23,063	¥30,103	$326,851

	Yen		U.S. dollars
Per share data:
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥177.37	¥222.78	$2.42
Loss on discontinued operations attributable to Nidec Corporation	(17.95)	(6.66)	(0.07)
Net income attributable to Nidec Corporation	159.42	216.12	2.35
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	173.54	222.78	2.42
Loss on discontinued operations attributable to Nidec Corporation	(17.60)	(6.66)	(0.07)
Net income attributable to Nidec Corporation	155.94	216.12	2.35
Cash dividends	¥60.00	¥55.00	$0.60

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2008	2009	2009

Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥25,659	¥31,032	$336,938
Loss on discontinued operations attributable to Nidec Corporation	(2,596)	(929)	(10,087)
Net income attributable to Nidec Corporation	¥23,063	¥30,103	$326,851

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2008	2009	2009

Cash flows from operating activities:
Consolidated net income	¥26,365	¥32,633	$354,321
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,123	23,064	250,423
Gain from marketable securities, net	(70)	(7)	(76)
Loss on sales, disposal or impairment of property, plant and equipment	554	970	10,532
Equity in net losses of affiliated companies	78	47	511
Foreign currency adjustments	8,803	4,432	48,122
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	14,781	(23,319)	(253,192)
Increase in inventories	(6,306)	(4,884)	(53,029)
(Decrease) increase in notes and accounts payable	(17,551)	29,444	319,696
Other	(5,582)	4,767	51,758
Net cash provided by operating activities	47,195	67,147	729,066

Cash flows from investing activities:
Additions to property, plant and equipment	(31,277)	(26,603)	(288,849)
Proceeds from sales of property, plant and equipment	590	538	5,841
Purchases of marketable securities	(3,607)	(7)	(76)
Acquisitions of business, net of cash acquired	(756)	(2,579)	(28,002)
Other	(2,874)	(2,114)	(22,953)
Net cash used in investing activities	(37,924)	(30,765)	(334,039)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	84,222	(101,494)	(1,101,998)
Repayments of long-term debt	(1,525)	(1,281)	(13,909)
Redemption of corporate bonds	(26,412)	-	-
Purchases of treasury stock	(6,473)	(7)	(76)
Payments for additional investments in subsidiaries	(7,869)	(2,821)	(30,630)
Payment for loan to shareholder	(14,500)	-	-
Dividends paid to shareholders of Nidec Corporation	(8,699)	(7,661)	(83,181)
Dividends paid to noncontrolling interests	(2,203)	(1,196)	(12,986)
Other	87	65	706
Net cash provided by (used in) financing activities	16,628	(114,395)	(1,242,074)

Effect of exchange rate changes on cash and cash equivalents	(11,922)	(5,398)	(58,610)
Net increase (decrease) in cash and cash equivalents	13,977	(83,411)	(905,657)
Cash and cash equivalents at beginning of period	100,809	200,966	2,182,041
Cash and cash equivalents at end of period	¥114,786	¥117,555	$1,276,384

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the “Company”, and together with its consolidated subsidiaries, “NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the nine months ended December 31, 2009 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2009, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2009, included on Form 20-F.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥92.10 = US$1, the approximate current exchange rate at December 31, 2009. Certain reclassifications in the consolidated balance sheets as of March 31, 2009, consolidated statements of income for the three and nine months ended December 31, 2008 and consolidated statements of cash flows for the nine months ended December 31, 2008 have been made to conform to the presentation used for the nine months ended December 31, 2009.

As of December 31, 2008, NIDEC discontinued its optical pickup unit ("OPU") business. The results of the OPU business were previously recorded in the NSNK and All Others reporting segments. Moreover, as of September 30, 2009, NIDEC discontinued its semiconductor manufacturing equipment business. The results of the semiconductor manufacturing equipment business were previously recorded in the NTSC and All Others reporting segments. The operating results of the discontinued businesses and exit costs with related taxes were recorded as "loss on discontinued operations" in the consolidated statement of income in accordance with ASC 205-20, "Presentation of Financial Statements- Discontinued Operations" (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets.”) All prior period information has been reclassified to be consistent with the current period presentation.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

As of April 1, 2009, NIDEC adopted ASC 810, “Consolidation” (formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”). Upon adoption, noncontrolling interests, which were previously referred to as minority interests and classified in the mezzanine section between liabilities and equity on the consolidated balance sheets, are now included as a separate component of total equity. Consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. In addition, payments for additional investments in subsidiaries, which were previously classified in the cash flows from investing activities on the consolidated statements of cash flows, are now included in cash flows from financing activities. Prior period amounts were reclassified to conform to the current period presentation.

2. New accounting pronouncements:

Accounting Changes

As of September 15, 2009, NIDEC adopted the FASB Accounting Standards Codification™ (ASC) 105, “Generally Accepted Accounting Principles” (formerly Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”). ASC 105 replaces SFAS No. 162 “the Hierarchy of Generally Accepted Accounting Principles” and establishes the FASB Accounting Standards Codification™ as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (other than guidance issued by the SEC). The adoption of ASC 105 had no impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2009, NIDEC adopted ASC 820, “Fair Value Measurements and Disclosures” (formerly SFAS No. 157, “Fair Value Measurements”) for certain nonfinancial assets and liabilities. FASB Staff Position (FSP) No. FAS 157-2, “Effective Date of FASB Statement No. 157” delays the effective date of ASC 820 for one year for nonfinancial assets and liabilities. The adoption of ASC 820 did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2009, NIDEC adopted ASC 805, “Business Combinations” (formerly SFAS No. 141 (revised 2007), “Business Combinations”). ASC 805 requires that assets acquired, liabilities assumed, contractual contingencies, and contingent consideration be measured at fair value as of the acquisition date, that acquisition-related costs be expensed as incurred, that restructuring costs generally be expensed in periods subsequent to the acquisition date, and the changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. The adoption of ASC 805 did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity since NIDEC did not acquire any

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

material businesses for the nine months ended December 31, 2009. Any future impact, however, will depend on the number, size, and nature of any business combination transactions that we may complete.

As of April 1, 2009, NIDEC adopted ASC 810, “Consolidation” (formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”). ASC 810 recharacterizes minority interests in a subsidiary as non-controlling interests and requires the presentation of noncontrolling interests as equity in consolidated balance sheets, and separate identification and presentation in consolidated statements of income of net income attributable to the entity and the noncontrolling interest. ASC 810 also requires all transactions for changes in a parent’s ownership interest in a subsidiary that do not result in the subsidiary ceasing to be a subsidiary to be recognized as equity transactions. Upon adoption, noncontrolling interests, which were previously referred to as minority interests and classified in the mezzanine section between liabilities and equity on the consolidated balance sheets, are now included as a separate component of total equity. Consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. In addition, payments for additional investments in subsidiaries, which were previously classified in the cash flows from investing activities on the consolidated statements of cash flows, are now included in cash flows from financing activities. Prior period amounts were reclassified to conform to the current period presentation.

As of June 15, 2009, NIDEC adopted ASC 855, “Subsequent Events” (formerly SFAS No. 165, “Subsequent Events”). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 requires the disclosure of the date through which subsequent events have been evaluated. The evaluation date is described in note No. 14 “Subsequent events”.

Recent Accounting Pronouncements to be adopted in future periods

In December 2008, the FASB issued FSP No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets". FSP No. FAS 132(R)-1 provides guidance on employers' disclosures of a defined benefit pension or other postretirement plan. Specifically, employers are required to disclose information about fair value measurements of plan assets. FSP No. FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. As FSP No. FAS 132(R)-1 is a provision for disclosure, the adoption of FSP No. FAS 132(R)-1 will not have any impact on Nidec's consolidated financial position, results of operations and liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

In December 2009, the FASB issued ASU No. 2009-16, “Accounting for Transfers of Financial Assets” This accounting standard codified SFAS No.166, “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140”. ASU 2009-16 requires more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets. ASU 2009-16 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. NIDEC is currently evaluating the potential impact from adopting ASU 2009-16 on its consolidated financial position, results of operations and liquidity.

In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” This accounting standard codified SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”. ASU 2009-17 requires an enterprise to perform an analysis to identify the primary beneficiary of all variable interest entities and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of all variable interest entities. ASU 2009-17 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. NIDEC is currently evaluating the potential impact from adopting ASU 2009-17 on its consolidated financial position, results of operations and liquidity.

3. Acquisitions

On August 4, 2009, NIDEC acquired the additional 60.0% of the voting rights of NTN-Nidec (Zhejiang) Corporation, currently NIDEC BEARING (ZHEJIANG) CORPORATION (“NBCC”), and NTN-NIDEC (THAILAND) CO.,LTD., currently NIDEC BEARING (THAILAND) CO., LTD. (“NBTC”). NIDEC previously owned 40.0% of the voting rights of NBCC and NBTC prior to August 4, 2009. As a result, NIDEC acquired all of the voting rights of NBCC and NBTC. These acquisitions did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

4. Goodwill

Due to the discontinuation of NIDEC's semiconductor manufacturing equipment operations, an impairment loss of ¥230 million of goodwill in NTSC (Nidec Tosok Corporation) segment was recorded as "Loss on discontinued operations" in the consolidated statement of income in accordance with ASC 205-20 "Presentation of Financial Statements-Discontinued Operations" (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets.”).

The changes in the carrying amount of goodwill for the nine months ended December 31, 2009 are as follows:

	Yen in millions	U.S dollars in thousands
Balance as of April 1, 2009
Goodwill	¥71,417	$775,429
Accumulated impairment losses	(357)	(3,876)
	71,060	771,553

Acquisition	1,031	11,194
Impairment loss	(230)	(2,497)
Translation adjustments	(763)	(8,285)

Balance as of December 31, 2009
Goodwill	71,685	778,338
Accumulated impairment losses	(587)	(6,373)
	¥71,098	$771,965

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

5. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2009
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥9,285	¥3,502	¥656	¥12,131

Held-to-maturity
Japanese government debt securities	201	-	-	201
	¥9,486	¥3,502	¥656	¥12,332

Securities not practicable to fair value
Equity securities	¥1,012

	Yen in millions
	December 31, 2009
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥9,021	¥6,120	¥188	¥14,953

Held-to-maturity
Japanese government debt securities	201	-	-	201
	¥9,222	¥6,120	¥188	¥15,154

Securities not practicable to fair value
Equity securities	¥740

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	U.S. dollars in thousands
	December 31, 2009
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	$97,948	$66,450	$2,041	$162,357

Held-to-maturity
Japanese government debt securities	2,182	-	-	2,182
	$100,130	$66,450	$2,041	$164,539

Securities not practicable to fair value
Equity securities	$8,034

The net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, increased by ¥1,372million ($14,897 thousand) during the nine months ended December 31, 2009, and decreased by ¥1,433 million during the year ended March 31, 2009.

Proceeds from sales of available-for-sale securities was ¥17 million ($185 thousand) for the three months ended December 31, 2009. On those sales, gross realized gains were ¥9 million ($98 thousand) and gross realized losses were ¥0 million ($0 thousand) for the three months ended December 31, 2009.

Proceeds from sales of available-for-sale securities were ¥19 million ($206 thousand) for the nine months ended December 31, 2009. On those sales, gross realized gains was ¥10 million ($109 thousand) and gross realized losses was ¥0 million ($0 thousand) for the nine months ended December 31, 2009.

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized currently as a realized loss.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following table presents the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Yen in millions
	March 31, 2009
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	¥1,950	¥468	¥552	¥188

	Yen in millions
	December 31, 2009
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	¥1,051	¥133	¥300	¥55

	U.S. dollars in thousands
	December 31, 2009
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	$11,412	$1,444	$3,257	$597

NIDEC presumes an investment securities is impaired if the fair value declines below the securities' original cost. Among the impaired investment securities, NIDEC presumes a decline in value of equity securities is other-than-temporary if the fair value is 20% or more below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a decline is less than 20%, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary. As of December 31, 2009, NIDEC determined that the decline in value for equity securities with unrealized losses shown in the above table is temporary in nature.

As of December 31, 2009 and March 31, 2009, held-to-maturity securities of ¥201 million ($2,182 thousand) and ¥201 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

6. Equity:

A summary of the changes in equity in the consolidated balance sheet for the nine months ended December 31, 2008 and 2009 was as follows:

	Yen in millions
	Nidec Corporation total	Noncontrolling interests	Total equity
For the nine months ended December 31, 2008:
Balance at March 31, 2008	¥319,584	¥68,186	¥387,770
Adjustment to apply the measurement date provision of ASC 715, net of tax	(111)	(22)	(133)
Comprehensive income:
Net income	23,063	3,302	26,365
Other comprehensive income (loss):
Foreign currency translation adjustments	(19,143)	(1,646)	(20,789)
Unrealized losses on securities, net of reclassification adjustment	(2,110)	(865)	(2,975)
Pension liability adjustments	(227)	3	(224)
Total comprehensive income	1,583	794	2,377
Conversion of convertible debt	606	-	606
Purchase of treasury stock	(6,473)	-	(6,473)
Payment for loan to shareholder	(14,500)	-	(14,500)
Dividends paid to shareholders of Nidec Corporation	(8,699)	-	(8,699)
Dividends paid to noncontrolling interests	-	(2,203)	(2,203)
Capital transaction with consolidated subsidiaries and other	-	(5,031)	(5,031)
Balance at December 31, 2008	¥291,990	¥61,724	¥353,714

For the nine months ended December 31, 2009:
Balance at March 31, 2009	¥297,148	¥60,539	¥357,687
Comprehensive income:
Net income	30,103	2,530	32,633
Other comprehensive income (loss):
Foreign currency translation adjustments	(5,330)	(435)	(5,765)
Unrealized gains from securities, net of reclassification adjustment	1,372	407	1,779
Pension liability adjustments	6	11	17
Total comprehensive income	26,151	2,513	28,664
Purchase of treasury stock	(7)	-	(7)
Dividends paid to shareholders of Nidec Corporation	(7,661)	-	(7,661)
Dividends paid to noncontrolling interests	-	(1,196)	(1,196)
Capital transaction with consolidated subsidiaries and other	53	(2,915)	(2,862)
Balance at December 31, 2009	¥315,684	¥58,941	¥374,625

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	U.S. dollars in thousands
	Nidec Corporation total	Noncontrolling interests	Total equity
For the nine months ended December 31, 2009:
Balance at March 31, 2009	$3,226,363	$657,319	$3,883,682
Comprehensive income:
Net income	326,851	27,470	354,321
Other comprehensive income (loss):
Foreign currency translation adjustments	(57,872)	(4,723)	(62,595)
Unrealized gains from securities, net of reclassification adjustment	14,897	4,419	19,316
Pension liability adjustments	65	119	184
Total comprehensive income	283,941	27,285	311,226
Purchase of treasury stock	(76)	-	(76)
Dividends paid to shareholders of Nidec Corporation	(83,181)	-	(83,181)
Dividends paid to noncontrolling interests	-	(12,986)	(12,986)
Capital transaction with consolidated subsidiaries and other	575	(31,650)	(31,075)
Balance at December 31, 2009	$3,427,622	$639,968	$4,067,590

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

7. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the three months ended December 31, 2008 and 2009 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2008	2009	2009
Net periodic pension cost for defined benefit plan:
Service cost	¥330	¥321	$3,485
Interest cost	137	137	1,488
Expected return on plan assets	(39)	(32)	(347)
Amortization of net actuarial (gain) loss	(1)	32	347
Amortization of prior service credit	(16)	(16)	(174)
Net periodic pension cost for defined benefit plan	411	442	4,799
Cost for multiemployer pension plan	69	69	749
Cost for defined contribution plans	¥80	¥71	$771

The amounts of net periodic benefit cost in pension and severance plans for the nine months ended December 31, 2008 and 2009 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2008	2009	2009
Net periodic pension cost for defined benefit plan:
Service cost	¥1,122	¥993	$10,782
Interest cost	433	411	4,462
Expected return on plan assets	(118)	(94)	(1,021)
Amortization of net actuarial (gain) loss	(8)	94	1,021
Amortization of prior service credit	(47)	(47)	(510)
Net periodic pension cost for defined benefit plan	1,382	1,357	14,734
Cost for multiemployer pension plan	187	158	1,716
Cost for defined contribution plans	¥258	¥254	$2,758

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

8. Earnings per share:

The tables below set forth a reconciliation of the differences between basic and diluted income attributable to Nidec Corporation per share for the three and nine months ended December 31, 2008 and 2009:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the three months ended December 31, 2008:
Basic net income attributable to Nidec Corporation per share:
Loss on continuing operations attributable to Nidec Corporation	¥(2,387)	144,098	¥(16.57)
Loss on discontinued operations attributable to Nidec Corporation	(2,390)	144,098	(16.59)
Net loss attributable to Nidec Corporation available to common shareholders	(4,777)	144,098	(33.16)
Effect of dilutive securities:
Zero coupon 0.0% convertible bonds	(3)	727
Diluted net income attributable to Nidec Corporation per share:
Loss on continuing operations attributable to Nidec Corporation	(2,387)	144,098	(16.57)
Loss on discontinued operations attributable to Nidec Corporation	(2,390)	144,098	(16.59)
Net loss for computation attributable to Nidec Corporation	¥(4,777)	144,098	¥(33.16)
For the three months ended December 31, 2009:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation available to common shareholders	16,315	139,291	117.13	1.27
Diluted net income attributable to Nidec Corporation per share:
Net income for computation attributable to Nidec Corporation	¥16,315	139,291	¥117.13	$1.27

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the nine months ended December 31, 2008:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥25,659	144,669	¥177.37
Loss on discontinued operations attributable to Nidec Corporation	(2,596)	144,669	(17.95)
Net income attributable to Nidec Corporation available to common shareholders	23,063	144,669	159.42
Effect of dilutive securities:
Zero coupon 0.0% convertible bonds	(48)	2,919
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	25,611	147,588	173.54
Loss on discontinued operations attributable to Nidec Corporation	(2,596)	147,588	(17.60)
Net income for computation attributable to Nidec Corporation	¥23,015	147,588	¥155.94
For the nine months ended December 31, 2009:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥31,032	139,292	¥222.78	$2.42
Loss on discontinued operations attributable to Nidec Corporation	(929)	139,292	(6.66)	(0.07)
Net income attributable to Nidec Corporation available to common shareholders	30,103	139,292	216.12	2.35
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	31,032	139,292	222.78	2.42
Loss on discontinued operations attributable to Nidec Corporation	(929)	139,292	(6.66)	(0.07)
Net income for computation attributable to Nidec Corporation	¥30,103	139,292	¥216.12	$2.35

NIDEC has no dilutive securities outstanding for the three and nine months ended December 31, 2009, and therefore there is no difference between basic and diluted income attributable to Nidec Corporation per share.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

9. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the nine months ended December 31, 2008 and 2009. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the nine months ended December 31
	2008	2009
Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(21.5)	(21.5)
Tax (benefit) on undistributed earnings	(0.3)	3.4
Valuation allowance	4.8	2.3
Liabilities for unrecognized tax benefits	2.8	4.9
Other	0.6	(1.2)
Estimated effective income tax rate	27.4%	28.9%

The estimated effective income tax rate for the nine months ended December 31, 2009 was higher compared to the corresponding prior period. This was mainly due to the net impact of increases in tax (benefit) on undistributed earnings, in liabilities for unrecognized tax benefits, decrease in valuation allowance. The increase in tax (benefit) on undistributed earnings was mainly due to the change in the Japanese tax law. The decrease in valuation allowance was mainly due to decrease in tax losses as a result of recovery of performance of foreign subsidiaries. The increase in liabilities for unrecognized tax benefits was mainly due to increase in the provisions for tax positions of prior years.

10. Contingencies:

NIDEC has guaranteed approximately ¥155 million ($1,683 thousand) of bank loans for employees in connection with their housing costs at December 31, 2009. If an employee defaults on his/her loan payments, NIDEC would be required to perform under the guarantee. The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥155 million ($1,683 thousand). The current carrying amount of the liabilities for our obligations under the guarantee is zero.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

11. Discontinued Operations

As of December 31, 2008, NIDEC discontinued its optical pickup unit ("OPU") business.  The results of the OPU business were previously recorded in the NSNK and All Others reporting segment.  NIDEC discontinued the OPU business by winding down operations in an effort to concentrate management resources and focus capital and R&D expenditures on other growing businesses.

As of September 30, 2009, NIDEC discontinued the semiconductor manufacturing equipment (“SME”) business included within the NTSC (Nidec Tosok Corporation) and “All Others” segments, in order to improve profitability by prioritizing NIDEC’s investment of management resources to the development and production of new products in the automobile parts and measuring equipment businesses, areas with more potential for growth than the SME business. Total exit costs were ¥1,835 million ($19,924 thousand) (net of tax ¥1,174 million ($12,747 thousand)), which includes an impairment loss of ¥230 million ($2,497 thousand) of goodwill, loss on disposal of inventories and fixed assets, and other closing costs. The operating results of the SME business and exit costs with related taxes were recorded as "net loss on discontinued operations" in the consolidated statement of income in accordance with ASC 205-20 "Presentation of Financial Statements-Discontinued Operations" (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets.”). All prior period information has been reclassified to be consistent with the current period presentation.

Operating results of discontinued operations for the three months and the nine months ended December 31, 2008 and 2009 were as follows:

	Yen in millions				U.S. dollars in thousands
	For the three months ended December 31				For the three months ended December 31,
	2008			2009	2009
	OPU business	SME business	Total

Net sales	¥1,260	¥384	¥1,644	¥-	$-
Loss on discontinued operations before income taxes	(4,756)	(68)	(4,824)	-	-
Income taxes	1,543	5	1,548	-	-
Loss on discontinued operations	¥(3,213)	¥(63)	¥(3,276)	¥-	$-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions				U.S. dollars in thousands
	For the nine months ended December 31				For the nine months ended December 31,
	2008			2009	2009
	OPU business	SME business	Total

Net sales	¥7,698	¥2,328	¥10,026	¥604	$6,558
Loss on discontinued operations before income taxes	(5,080)	(66)	(5,146)	(2,047)	(22,226)
Income taxes	1,557	3	1,560	760	8,252
Loss on discontinued operations	¥(3,523)	¥(63)	¥(3,586)	¥(1,287)	$(13,974)

12. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures” (formerly SFAS No. 157, “Fair Value Measurements”), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	March 31, 2009	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥12,332	¥12,332	-	-
Liabilities:
Derivative liabilities	¥3	-	¥3	-

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	December 31, 2009	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥15,154	¥15,154	-	-
Liabilities:
Derivative liabilities	¥0	-	¥0	-

	U.S. dollars in thousands
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	December 31, 2009	Level 1	Level 2	Level 3
Assets:
Marketable securities	$164,539	$164,539	-	-
Liabilities:
Derivative liabilities	$0	-	$0	-

Level 1 marketable securities are comprised primarily of equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Fair value of financial instruments:

The estimated fair values of NIDEC’s financial instruments are summarized as follows:

	Yen in millions
	March 31, 2009
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥200,966	¥200,966
Short-term investments	2,932	2,932
Short-term loan receivable	84	84
Long-term loan receivable	292	301
Short-term borrowings	(221,342)	(221,342)
Long-term debt including the current portion and excluding capital lease obligation	¥(663)	¥(652)

	Yen in millions		U.S. dollars in thousands
	December 31, 2009		December 31, 2009
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥117,555	¥117,555	$1,276,384	$1,276,384
Short-term investments	6,016	6,016	65,320	65,320
Short-term loan receivable	152	152	1,650	1,650
Long-term loan receivable	362	365	3,931	3,963
Short-term borrowings	(122,732)	(122,732)	(1,332,595)	(1,332,595)
Long-term debt including the current portion and excluding capital lease obligation	¥(658)	¥(623)	$(7,144)	$(6,764)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments, short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, time deposits short-term loans receivable and short-term borrowing are highly liquid and are carried at amounts that approximate fair value.

Long-term loan receivable: The fair value of long-term loans was estimated by discounting expected future cash flows.

Long-term debt: The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

13. Segment data:

In accordance with ASC 205-20, "Presentation of Financial Statements- Discontinued Operations" (formerly SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets.”), amounts in the segment information do not reflect discontinued operations, and previous fiscal year’s segment information has been reclassified.

(1) Enterprise-wide information

The following table provides product information for the three months ended December 31, 2008 and 2009:

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2008	2009	2009
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥37,533	¥52,996	$575,418
Other small precision brushless DC motors	16,331	19,752	214,463
Brushless DC fans	8,948	8,072	87,644
Other small precision motors	5,821	4,215	45,765
Sub-total	68,633	85,035	923,290
Mid-size motors	15,898	18,043	195,906
Machinery	19,330	12,173	132,172
Electronic and optical components	29,784	28,911	313,908
Others	7,157	8,229	89,349
Consolidated total	¥140,802	¥152,391	$1,654,625

The following table provides product information for the nine months ended December 31, 2008 and 2009:

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2008	2009	2009
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥147,358	¥150,626	$1,635,461
Other small precision brushless DC motors	61,638	55,748	605,299
Brushless DC fans	31,369	24,233	263,116
Other small precision motors	18,211	12,829	139,294
Sub-total	258,576	243,436	2,643,170
Mid-size motors	63,500	49,874	541,520
Machinery	57,993	29,071	315,646
Electronic and optical components	101,298	78,189	848,958
Others	22,711	20,564	223,279
Consolidated total	¥504,078	¥421,134	$4,572,573

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

(2) Operating segment information

Beginning in the current quarterly reporting period ended December 31, 2009, NIDEC has changed our segment reporting in line with the changes NIDEC made in our management decision-making process. In August 2009, NIDEC integrated the operations of Nidec Electronics GmbH into those of Nidec Motors & Actuators (Germany) GmbH within the NMA segment, and also integrated the operations in China previously included within the NCD segment, other than the DC motors and fans operations, and the in-car motors operations previously included in the All Others segment into the NMA segment, to enhance its automobiles motors businesses. In October 2009, NIDEC reorganized the operations of Nidec Shibaura Corporation ("NSBC") and those of Nidec Power Motor Corporation into Nidec Techno Motor Holdings Corporation ("NTMC") to enhance its mid-size motors businesses. As a result, NIDEC has newly created an NTMC segment consisting of its operations relating to mid-size motors for home appliances and industrial use, which were previously included in the NSBC segment and the All Others segment. The NSCJ and NNSN segments are no longer reported as reportable segments and are included in the All Other segment in the current period due to their immateriality. All prior period information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the three months ended December 31, 2008 and 2009.

NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental income or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, NSNK, NCPL, NTSC, NCEL,NSRV’s operating income or loss is determined using Japanese GAAP, NET applies Thai accounting principles, NCC and NCD apply Chinese accounting principles, NCS applies Singaporean accounting principles, NCH applies Hong Kong accounting principles, NCF applies Philippine accounting principles, NTMC mainly applies Japanese GAAP, and NMA applies mainly International Financial Reporting Standards (IFRS). Therefore NIDEC’s segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting bases used by management, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, and leases. Management believes that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following tables show revenue from external customers and other financial information by operating segment for the three and nine months ended December 31, 2008 and 2009, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2008	2009	2009
Net sales to external customers:
NCJ	¥13,291	¥18,144	$197,003
NET	15,869	22,573	245,092
NCC	4,048	6,102	66,254
NCD	1,330	1,502	16,309
NCS	5,334	6,501	70,586
NCH	9,458	12,718	138,089
NCF	1,846	3,564	38,697
NSNK	14,322	8,710	94,571
NCPL	12,244	12,365	134,256
NTSC	5,163	6,741	73,192
NCEL	4,972	4,696	50,988
NSRV	4,350	3,609	39,186
NTMC	9,104	8,858	96,178
NMA	6,437	8,351	90,673
All Others	28,480	26,350	286,103
Total	136,248	150,784	1,637,177
Adjustments*1	4,554	1,607	17,448
Consolidated total	¥140,802	¥152,391	$1,654,625

*1 The revenues of subsidiaries not included in management reports due to their immateriality are main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Business segment

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2008	2009	2009
Net sales to external customers:
NCJ	¥49,745	¥48,318	$524,625
NET	65,672	65,386	709,946
NCC	14,996	17,350	188,382
NCD	6,316	4,991	54,191
NCS	22,826	19,131	207,720
NCH	30,988	36,305	394,191
NCF	6,414	8,212	89,164
NSNK	41,480	23,228	252,204
NCPL	45,050	32,380	351,574
NTSC	16,950	16,346	177,481
NCEL	15,550	12,298	133,529
NSRV	16,525	10,985	119,273
NTMC	33,636	25,053	272,020
NMA	28,959	22,591	245,288
All Others	98,766	74,699	811,063
Total	493,873	417,273	4,530,651
Adjustments*1	10,205	3,861	41,922
Consolidated total	¥504,078	¥421,134	$4,572,573

*1 The revenues of subsidiaries not included in management reports due to their immateriality are the main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2008	2009	2009
Net sales to other operating segments:
NCJ	¥16,488	¥20,207	$219,403
NET	7,985	11,430	124,104
NCC	458	803	8,719
NCD	5,306	6,658	72,291
NCS	53	113	1,227
NCH	1,414	789	8,567
NCF	4,363	5,642	61,259
NSNK	2,795	2,875	31,216
NCPL	2,105	1,228	13,333
NTSC	33	41	445
NCEL	1,416	1,324	14,376
NSRV	763	1,449	15,733
NTMC	212	221	2,400
NMA	1,922	2,425	26,330
All Others	38,700	48,770	529,532
Total	84,013	103,975	1,128,935
Intersegment elimination	¥(84,013)	¥(103,975)	$(1,128,935)
Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2008	2009	2009
Net sales to other operating segments:
NCJ	¥61,057	¥56,985	$618,730
NET	24,542	30,196	327,861
NCC	1,811	2,480	26,927
NCD	23,800	18,303	198,730
NCS	156	266	2,888
NCH	4,565	3,393	36,840
NCF	19,335	17,227	187,047
NSNK	9,159	7,980	86,645
NCPL	5,930	3,052	33,138
NTSC	173	114	1,238
NCEL	4,746	3,370	36,591
NSRV	3,157	3,491	37,904
NTMC	660	613	6,656
NMA	6,328	6,699	72,736
All Others	139,886	129,849	1,409,870
Total	305,305	284,018	3,083,801
Intersegment elimination	¥(305,305)	¥(284,018)	$(3,083,801)
Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31
	2008	2009	2009
Operating income or loss:
NCJ	¥468	¥2,648	$28,751
NET	3,948	6,547	71,086
NCC	(211)	653	7,090
NCD	553	1,353	14,691
NCS	55	68	738
NCH	140	169	1,835
NCF	485	2,094	22,736
NSNK	1,004	989	10,738
NCPL	307	492	5,342
NTSC	42	403	4,376
NCEL	480	539	5,852
NSRV	(325)	206	2,237
NTMC	(4)	621	6,743
NMA	(444)	159	1,726
All Others	3,030	6,969	75,668
Total	9,528	23,910	259,609
U.S. GAAP adjustments to accrue pension and severance costs	(3)	90	977
Consolidation adjustments mainly related to elimination of intercompany profits	992	(508)	(5,516)
Reclassification *1	(21)	(131)	(1,422)
Others *2	(396)	155	1,683
Consolidated total	¥10,100	¥23,516	$255,331

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gain (loss) from sales (or disposal) of fixed assets.

*2 Others mainly includes profit or loss of subsidiaries not included in management reports due to their immateriality.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2008	2009	2009
Operating income or loss:
NCJ	¥6,847	¥5,865	$63,681
NET	13,006	16,670	180,999
NCC	33	1,292	14,028
NCD	2,652	3,432	37,264
NCS	189	174	1,889
NCH	490	452	4,908
NCF	2,277	4,707	51,107
NSNK	4,128	1,220	13,246
NCPL	2,263	729	7,915
NTSC	933	1,043	11,325
NCEL	1,963	1,000	10,858
NSRV	(617)	255	2,769
NTMC	1,354	993	10,782
NMA	195	11	119
All Others	14,397	14,354	155,853
Total	50,110	52,197	566,743
U.S. GAAP adjustments to accrue pension and severance costs	(14)	270	2,932
Consolidation adjustments mainly related to elimination of intercompany profits	878	(490)	(5,320)
Reclassification *1	(19)	(676)	(7,340)
Others *2	(77)	536	5,819
Consolidated total	¥50,878	¥51,837	$562,834

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gain (loss) from sales (or disposal) of fixed assets.

*2 Others mainly includes profit or loss of subsidiaries not included in management reports due to their immateriality.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

14. Subsequent events

NIDEC has performed an evaluation of subsequent events through February 15, 2010, the date that the financial statements were issued in Japan.

Acquisition of household motor business of ACC

On January 26, 2010, NIDEC's consolidated subsidiary, Nidec Techno Motor Holdings Corporation ("NTMC") completed the acquisition of the household motor business of Appliances Components Companies S.p.A. (“ACC”) based in Italy.

(Name of the new subsidiaries)

1) NIDEC SOLE MOTOR CORPORATION S.R.L. (“NSMC”), in Italy

2) NIDEC SOLE MOTOR HUNGARY K.F.T. (“NSMH”), in Hungary

(Share ownership structure)

NSMC in Italy has become a wholly-owned subsidiary of NTMC and owns all of the ownership of NSMH.

(Purpose of Transaction)

NTMC plans to bring NSMC under its umbrella alongside its subsidiary Nidec Shibaura Corporation's household motor business in order to leverage NSMC' strong market position and customer relationships in Europe. Amid heightening global awareness of environmental issues, NIDEC expects that the introduction of its carbon emission reducing brushless motor technology to NSMC will make possible development of environmentally friendly, next generation products that will meet the needs of various European customers.

(Business Description)

Manufacturing, development and sales of household motor for washing machine, dryer and dish washer